Ex-99.d.9

Scout Funds, on behalf of
Scout Core Bond Fund and Scout Core Plus Bond Fund

Fee Waiver and Expense Assumption Agreement

THIS AGREEMENT is made by and between Scout Funds, a Delaware statutory trust (the “Trust”), on behalf of its Scout Core Bond Fund and Scout Core Plus Bond Fund series (each a “Fund” and collectively, the “Funds”), and Scout Investments, Inc., a Missouri corporation (the “Advisor”).

The Advisor hereby agrees to waive all or a portion of its advisory fees, and, if necessary, to assume certain other expenses (to the extent permitted by the Internal Revenue Code of 1986, as amended) of each Fund, to the extent necessary so that each Fund’s total annual operating expenses (excluding any Acquired Fund Fees and Expenses (as defined in Form N-1A), taxes, interest, brokerage fees, short sale dividend and interest expenses, Rule 12b-1 fees, shareholder servicing fees, and non-routine expenses) (“Expenses”) do not exceed 0.40% of average daily net assets of the Fund.

The Trust, on behalf of each Fund, agrees to repay the Advisor any fees previously waived or expenses previously assumed for the Fund in later periods; provided, however, that the repayment shall be payable only to the extent that it (1) can be made during the three years following the end of the fiscal year in which the Advisor waived fees or assumed expenses for the Fund under this Agreement, and (2) can be repaid without causing the Expenses of the Fund to exceed any applicable fee waiver or expense limitation agreement that was in place for the Fund at the time the fees were waived or expenses were assumed.  The Trust agrees to furnish or otherwise make available to the Advisor such copies of its financial statements, reports, and other information relating to its business and affairs as the Advisor may, at any time or from time to time, reasonably request in connection with this Agreement.

This Agreement shall begin on October 31, 2014, shall continue in effect until October 30, 2015 for each Fund, and shall continue in effect from year to year thereafter, unless and until terminated as described below.  The Advisor may terminate the Agreement with respect to a Fund at the expiration of any one-year period, by notifying the Fund, at least thirty days (30) prior to the end of the one-year period for the Fund, of its intention to terminate the Agreement.  This Agreement may also be terminated with respect to a Fund by the Fund’s Board of Trustees, if the Board consents to a revision or termination as being in the best interests of the Fund.

This Agreement may not be assigned by the Advisor without the prior consent of the Trust.  This Agreement shall automatically terminate upon the termination of the Advisory Agreement or in the event of merger, reorganization or liquidation of the Fund.

The parties hereto have caused this Agreement to be executed on the 28th day of October, 2014 to be effective on the date set forth above.

SCOUT FUNDS

By: /s/Andrew J. Iseman

Name and Title: Andrew J. Iseman, President

SCOUT INVESTMENTS, INC.

By: /s/Andrew J. Iseman

Name and Title: Andrew J. Iseman, CEO